HEAT BIOLOGICS, INC.

801 Capitola Drive

Durham, NC 27713

January 3, 2017

VIA EDGAR

United States Securities

  and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:	Suzanne Hayes
Assistant Director, Office of Healthcare and Insurance

Re:	Heat Biologics, Inc.
Form S-3 Registration Statement
Filed on December 1, 2016, as amended by Amendment No. 1 Filed on December 21, 2016
File No. 333-214868

Dear Ms. Hayes:

Heat Biologics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 4:00 p.m. (Eastern Time) on Thursday, January 5, 2017 or as soon thereafter as reasonably practicable.

The Registrant hereby authorizes each of Leslie Marlow, Esq. and Patrick Egan, Esq. of Gracin & Marlow, LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Marlow at (516) 496-2223 or, in her absence, Mr. Egan at (914) 557-5574.

HEAT BIOLOGICS, INC.

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Chief Executive Officer